UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

September 3, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 88337K104

1.	Names of Reporting Persons. Plutux Labs Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 21,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,000,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.3%[1]
12.	Type of Reporting Person OO

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Percentage of ownership of Ordinary Shares herein is calculated based on the percentage of Ordinary Shares owned by the Reporting Person divided by the total of 121,155,358 Ordinary Shares of the Issuer outstanding as of September 3, 2018.

Schedule 13G

CUSIP No. 88337K104

ITEM 1.

(a)    Name of Issuer: The9 Limited

(b)    Address of Issuer’s Principal Executive Offices: Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China

ITEM 2.

(a)    Name of Person Filing: Plutux Labs Limited

(b)    Address of Principal Business Office, or if None, Residence: 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands

(c)    Citizenship: Cayman Islands

(d)    Title of Class of Securities: Ordinary Shares, par value $0.01 per share, of the Issuer

(e)    CUSIP Number: 88337K104

CUSIP number 88337K104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer. Each ADS represents three Ordinary Shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

(e)	[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount	beneficially owned: 21,000,000

(b) Percent	of class: 17.3%

(c) Number	of shares as to which such person has:

(i) Sole	power to vote or to direct the vote: 21,000,000

(ii) Shared	power to vote or to direct the vote: 0

(iii) Sole	power to dispose or to direct the disposition of: 21,000,000

(iv) Shared	power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) September 13, 2018

(Signature) /s/ Cyrus Jun-Ming Wen

(Name / Title) Cyrus Jun-Ming Wen / Director

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